                                                                                        Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES

SECOND QUARTER 2006 RESULTS

Tel Aviv, Israel - September 4, 2006- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the “Company") today announced its consolidated results for the Second quarter of 2006.

Net loss for the Second quarter of 2006 totaled NIS 61.7 million (US $13.89 million), compared with a net loss of NIS 30.8 million in the corresponding period of 2005.

Revenues for the Second quarter of 2006 totaled NIS 165.2 million (US $37.2 million), compared with revenues of NIS 146.1 million in the corresponding period of 2005.

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: “As an entrepreneur holdings company, we operate in such a business environment that our results in quarters in which we realize assets are highly positive and on the other hand, quarters in which our operation is focused on growth and expansion of our business with no realization of assets are concluded with high finance and operational expenses. The Company’s results are measured through the investment’s period, which generally present significant profit by its maturity”.

Mr. Yitzhaki further commented: “We are currently examining various potential investments. The Company has extensive cash reserve designated for investment in our major growth engines including the shopping centers activities, hotels, the Obuda Island and the prospected investments in India”.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com

Elbit Medical Imaging Ltd

	June 30, 2006	June 30, 2005	December 31,2005 (*)	June 30, 2006
	Reported	Reported	Reported	Reported
				Convenience
				translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	888,730	213,774	489,344	200,164
Short-term deposits and investments	254,062	271,104	240,072	57,221
Trade accounts receivable	42,738	50,807	35,404	9,625
Receivables and other debit balances	122,347	101,689	76,680	27,556
Inventories	27,677	16,299	24,132	6,234
	1,335,554	653,673	865,632	300,800

Long-Term Investments and Receivables
Long-term deposits, debentures, loans
and other long-term balances	124,595	102,135	62,139	28,062
Investments in investees and other companies	54,069	56,777	56,798	12,178
	178,664	158,912	118,937	40,240

Real Estate and other Fixed Assets	2,805,802	3,483,196	2,758,465	631,937

Other Assets and Deferred Expenses	19,836	54,759	30,476	4,468

Assets Related to Discontinuing Operation	12,987	13,110	12,607	2,925

	4,352,843	4,363,650	3,786,117	980,370

Current Liabilities
Short-term credits	498,192	633,744	460,270	112,205
Suppliers and service providers	102,007	83,355	82,013	22,975
Payables and other credit balances	167,463	153,786	149,995	37,717
	767,662	870,885	692,278	172,897

Long-Term Liabilities	2,568,055	2,365,790	1,902,391	578,391

Liabilities Related to Discontinuing Operation	56,819	71,168	62,430	12,797

Convertible Debentures	-	61,839	62,159	-

Options of a subsidiary	4,001	-	1,186	901

Minority Interest	8,587	404,939	11,449	1,934

Shareholders' Equity	947,719	589,029	1,054,224	213,450

	4,352,843	4,363,650	3,786,117	980,370

(*)Restated due to change in accounting standard

Elbit Medical Imaging Ltd

	Six months ended June 30		Three months ended June 30		Year ended Dec 31	Six months ended June 30
	2006	2005 (*)	2006	2005 (*)	2005 (**)	2006
	Reported	Reported	Reported	Reported	Reported	Reported
						Convenience
						translation
	(in thousand NIS)					US$'000
	(Except for per-share data)

Revenues
Sale of real estate assets and investments,net	43,708	34,218	4,668	2,208	281,661	9,844
Commercial centers operations	60,623	96,664	36,088	44,827	142,957	13,654
Hotels operations and management	167,471	121,232	91,149	66,689	270,057	37,719
Sale of medical systems	38,775	33,922	19,786	24,307	75,713	8,733
Realization of investments	-	1,958	-	-	1,958	-
Other operational income	25,931	11,396	13,598	8,091	44,409	5,840
Gain from realization (repayment) of investment-type monetary balances in Investees	29,387	-	-	-	-	6,619
	365,895	299,390	165,289	146,122	816,755	82,409
Costs and expenses
Commercial centers operations	76,769	91,320	42,918	44,660	157,640	17,290
Hotels operations and management	150,574	113,610	76,771	61,323	259,293	33,913
Cost and expenses of medical systems operation	32,146	19,587	17,068	11,887	50,374	7,240
Other operational expenses	33,294	13,995	17,292	7,826	46,793	7,499
Research and development expenses, net	28,839	26,657	13,781	15,098	59,796	6,495
General and administrative expenses	32,049	23,084	18,735	9,589	36,939	7,218
Share in losses of associated companies, net	5,122	5,241	2,850	3,096	12,028	1,154
Financial expenses, net	79,353	64,543	41,701	31,788	122,321	17,873
Other expenses	5,550	30,954	3,640	24,322	57,106	1,250
	443,696	388,991	234,756	209,589	802,290	99,932

Profit (loss) before income taxes	(77,801)	(89,601)	(69,467)	(63,467)	14,465	(17,523)
Income taxes (tax benefits)	2,535	(15,774)	(370)	(16,567)	7,798	571
Profit (loss) after income taxes	(80,336)	(73,827)	(69,097)	(46,900)	6,667	(18,094)
Minority interest in results of subsidiaries, net	7,259	34,539	3,179	17,418	73,795	1,635
Profit (loss) from continuing operation	(73,077)	(39,288)	(65,918)	(29,482)	80,462	(16,459)
Profit from discontinuing operation, net	19,410	(1,877)	4,155	(1,334)	5,917	4,373
cumulative effect of accounting change at the beginning of the year	-	(622)	-	-	(622)	-

Net income (loss)	(53,667)	(41,787)	(61,763)	(30,816)	85,757	(12,087)

Earnings (loss) per share - (in NIS) (***)
Basic earnings (loss) per share:
From continuing operation	(2.92)	(1.82)	(2.65)	(1.36)	3.66	(0.66)
From discontinuing operation	0.78	(0.09)	0.17	(0.06)	0.27	0.18
Cumulative effect for the beginning of the year due to a change in accounting method	-	(0.03)	-	-	(0.03)	-
Basic earnings (loss) per share	(2.14)	(1.94)	(2.48)	(1.42)	3.90	(0.48)

(*) Reclassified
(**)Restated due to change in accounting standard
(***) The earning (loss) per share for the periods ended June 30,2005 and December 31,2005 have been restated due to change in accounting standard

Elbit Medical Imaging Ltd								Dividend
			Cumulative foreign currency				Loans to employees to acquire	declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	(In thousand NIS)
Balance -
December 31, 2004 (reported amounts)	33,651	484,218	50,618	259,056	827,543	(162,383)	(15,130)	153,938	803,968
-		-	-	-	-	-	-	-	-
-		-	-	-	-	-	-	-	-
Net income for the year	-	-	-	85,757	85,757	-	-	-	85,757
Issue of shares to the minority shareholders of Elscint	3,479	288,728	-	-	292,207	-	-	-	292,207
Exercise of warrants	350	15,645	-	-	15,995	-	-	-	15,995
Differences from translation of autonomous foreign entities' financial statements	-	-	23,806	-	23,806	-	-	-	23,806
Dividend paid	-	-	-	-	-	-	-	(153,938)	(153,938)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	6,781	-	6,781
Loans to employees of Elscint in relation to shares issued as part of the merger	-	-	-	-	-	-	(10,112)	-	(10,112)
Employee shares premium	-	573	-	-	573	-	(573)	-	-
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(124,160)	(124,160)	-	-	124,160	-
	37,480	789,164	74,424	220,653	1,121,721	(162,383)	(19,034)	124,160	1,064,464
Cumulative effect of accounting change at the beginning of the year	-	-	(6,552)	(3,688)	(10,240)	-	-	-	(10,240)
Balance -	-	-	-	-	-	-	-	-	-
December 31, 2005 (reported amounts)	37,480	789,164	67,872	216,965	1,111,481	(162,383)	(19,034)	124,160	1,054,224

Loss for the period	-	-	-	(53,667)	(53,667)	-	-	-	(53,667)
Exercise of warrents	28	1,105	-	-	1,133	-	-	-	1,133
Differences from translation of autonomous foreign entities' financial statements	-	-	4,705	-	4,705	-	-	-	4,705
Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	11,209	-	11,209
Sale of treasury stocks	524	23,055			23,579	23,864			47,443
Stock base compensation expenses		6,832			6,832				6,832
Employee shares premium	-	1,595	-	-	1,595	-	(1,595)	-	-
June 30, 2006 (reported amounts)	38,032	821,751	72,577	163,298	1,095,658	(138,519)	(9,420)	-	947,719

			Cumulative foreign currency				Loans to employees to acquire	Dividend declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	Convenience translation into US$'000
December 31, 2005 (reported amounts)	8,441	177,740	15,286	48,866	250,334	(36,573)	(4,287)	27,964	237,438

Loss for the period	-	-	-	(12,087)	(12,087)	-	-	-	(12,087)
Exercise of warrents	6	249	-	-	255	-	-	-	255
Differences from translation of autonomous foreign entities' financial statements	-	-	1,060	-	1,060	-	-	-	1,060
Dividend paid	-	-	-	-	-	-	-	(27,964)	(27,964)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	2,525	-	2,525
Sale of treasury stocks	118	5,193	-	-	5,311	5,375	-	-	10,685
Stock base compensation expenses	-	1,539	-	-	1,539	-	-	-	1,539
Employee shares premium	-	359	-	-	359	-	(359)	-	-
June 30, 2006 (reported amounts)	8,566	185,079	16,346	36,779	246,770	(31,198)	(2,122)	-	213,450